SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações
Earnings Release
Third Quarter 2004 Results1

Rio de Janeiro, Brazil – October 18, 2004

Embratel Participações S.A.
(Embratel Participações or the “Company” or “Embrapar”)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

1 All financial figures are in Reais and based on consolidated financial in “Brazilian Corporate Law”

Highlights

  Net revenues were R$1.8 billion in the third quarter of 2004, flat when compared to the third quarter of 2003. Year-to-date total revenues were R$5.5 billion, increasing 5.9 percent compared to the same period of 2003.

  Local revenues represented 9.2 percent of total net revenues in the third quarter of 2004. Quarter-over-quarter, local services revenues rose 5.7 percent. Year-over-year local revenues rose sixfold and represented 8.3 percent of total revenues.

  EBITDA in the third quarter of 2004 was R$241 million. That total was reduced by approximately R$107 million of provisions primarily related to civil and labor contingencies.

  Net loss in the third quarter of 2004 was R$67 million. Year-to-date net loss was R$126 million.

  Total capital expenditures in the third quarter of 2004 were R$120 million. Year-to-date, capital expenditures were R$414 million.

Exhibit 1				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Net revenues	1,794.9	1,806.8	1,774.9	-1.1%	-1.8%	5,169.3	5,474.4	5.9%

EBITDA	518.8	347.3	240.8	-53.6%	-30.7%	1,300.7	1,036.5	-20.3%
Ebitda Margin	28.9%	19.2%	13.6%	-15.3 pp	-5.7 pp	25.2%	18.9%	-6.2 pp

Operating income (EBIT)	232.7	57.8	(43.4)	nm	nm	435.7	169.8	-61.0%
Net income/(loss)	15.5	(64.2)	(66.6)	nm	3.8%	154.5	(126.2)	nm

Note: Throughout this document, the third quarter 2003 income statement was restated to reflect the reclassification of certain expenses related to financial transactions such as taxes (PIS/Cofins on financial income and CPMF) and expenses such as bank expenses and letters of credit costs below the operating line under the financial expense account. This reclassification occurred in the third quarter of 2003. Previously, these expenses were classified either as third party or as taxes, both under G&Aexpenses.

Voice Business

Exhibit 2				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Net voice revenues	1,270.8	1,165.7	1,124.3	-11.5%	-3.6%	3,602.1	3,577.4	-0.7%
Domestic long distance	1,066.9	978.0	948.8	-11.1%	-3.0%	2,957.5	3,011.2	1.8%
International long distance	203.9	187.7	175.5	-13.9%	-6.5%	644.7	566.2	-12.2%

Domestic Long Distance

Domestic long distance revenues were R$949 million in the third quarter of 2004. Year-to-date domestic long distance revenues were R$3.0 billion.

Compared to the second quarter of 2004, domestic long distance revenues declined 3.0 percent. Competition and the reduction in the number of local areas contributed to this decrease and offset the growth in revenues resulting from tariff increases. A smaller number of local areas reduced the size of the long distance market, and although it represents some loss of revenue for Embratel, the gross margin impact of this elimination is positive.

Third quarter 2004 domestic long distance revenues declined 11.1 percent when compared to the third quarter of 2003, which reflected a lower level of basic voice traffic mainly due to competition.

Year-to-date domestic long distance revenues were R$3.0 billion, representing an increase of 1.8 percent when compared to the first nine months of 2003. This growth is attributable to the introduction of the per call carrier selection code for the long distance SMP market in the second half of 2003.

International Long Distance

International long distance revenues were R$176 million in the third quarter of 2004. In the nine months ended September 30, 2004, international long distance revenues were R$566 million.

International long distance revenues declined 6.5 percent quarter-over-quarter and 13.9 percent year-over-year. Tariff reductions of 8.2 percent (July), and competition from legal and illegal providers, which are estimated to represent 30-39 percent of the international long distance market, were the main causes for the decline in the third quarter of 2004 compared to the previous 2004 quarter.

International revenues in 2004 amounted to R$566 million compared to R$645 million in the first nine months of 2003. This decline is the result of price reductions and competition.

Data Business

Exhibit 3				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Net data communications	437.3	431.9	425.0	-2.8%	-1.6%	1,330.6	1,272.0	-4.4%

Embratel's data communications revenues were R$425 million in the third quarter of 2004 and R$1,272 million in the first nine months of 2004.

Compared to the second quarter of 2004, data revenues declined 1.6 percent due to the fact that Internet contracts with certain providers are under negotiation and have not been renewed. Wholesale data revenues have increased in the third quarter of 2004 due to increasing demand from cellular providers. Compared to the third quarter of 2003, data revenues decreased 2.8 percent.

Embratel’s physical network continues to increase. The number of line-equivalent (64kbits equivalent circuits) rose 36 percent compared to the third quarter of 2003.

In the first nine months of 2004, data revenues reached R$1,272 million compared to R$1,331 million in the prior year period. The decline is mainly attributable to price reductions and the general downturn in the Internet provider market.

During the third quarter of 2004, Embratel’s free internet service, Click21, broadened its geographic reach by extending local coverage to 137 new cities. Click21 also increased the number of clients approximately 25 percent in the quarter. With the increased acceptance of Click21 - thanks to its award-winning higher access quality - Embratel is rapidly building a franchise which can be leveraged to offer other products in its portfolio.

Local Business

Exhibit 4				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Local Services	27.3	154.9	163.6	498.7%	5.7%	51.8	455.0	778.3%

Embratel ended the third quarter of 2004 with local revenues of R$164 million, reflecting a 5.7 percent increase relative to the prior 2004 quarter. This quarter-over-quarter revenue growth reflected the sale of local services to business clients and consumers. Year-over-year, local revenues increased almost six-fold due to the growth in Embratel’s local service and the acquisition of Vésper.

Year-to-date, local service revenues were R$455 million compared to R$52 million in the prior year period.

EBITDA

Exhibit 5				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Net revenues	1,794.9	1,806.8	1,774.9	-1.1%	-1.8%	5,169.3	5,474.4	5.9%

Costs and Expenses
Interconnection & facilities	(826.4)	(848.1)	(822.3)	-0.5%	-3.0%	(2,364.6)	(2,513.2)	6.3%
Other cost of service	(126.9)	(178.4)	(178.4)	40.6%	0.0%	(372.4)	(517.6)	39.0%
Selling expenses	(184.3)	(214.9)	(216.4)	17.4%	0.7%	(582.4)	(647.4)	11.2%
G&A expenses	(188.9)	(315.0)	(229.1)	21.3%	-27.3%	(609.3)	(782.6)	28.4%
Other operating income/(expense)	50.4	96.8	(88.0)	nm	nm	60.1	22.9	-61.9%

EBITDA	518.8	347.3	240.8	-53.6%	-30.7%	1,300.7	1,036.5	-20.3%
Ebitda Margin	28.9%	19.2%	13.6%	-15.3 pp	-5.7 pp	25.2%	18.9%	-6.2 pp

In the third quarter of 2004, EBITDA was R$241 million compared to R$519 million in the third quarter of 2003 and R$347 million in the second quarter of 2004. EBITDA margin was 13.6 percent in the third quarter of 2004. EBITDA margin in the third quarter of 2004 was negatively affected by provisions of R$107 million.

Interconnection costs as a percentage of net revenues declined to 46.3 percent in the third quarter of 2004 compared to 46.9 percent in the previous 2004 quarter. Interconnection costs were affected by a mix of factors that had a favorable net result. The local access tariff (TU-RL) fell in July due to the annual tariff readjustment, contributing to a reduction in costs. However, in September, both the local access and long distance interconnection tariffs increased by 5.32 percent due to the partial adjustment to the IGP-DI basis. The reduction in the number of local areas which began in June and ended in September contributed to lower interconnection costs.

Personnel expenses (including employee profit sharing) in the third quarter of 2004 declined to 11.1 percent of net revenues compared to 15.6 percent in the second quarter of 2004.

Third party services represented 12.3 percent of revenues compared to 14.5 percent in the second quarter of 2004 and 12.4 percent in the third quarter of 2003. The company is in the process of reviewing and renegotiating a number of third party contracts. Allowance for doubtful accounts remained flat at 3.7 percent of gross revenues (4.9 percent of net revenues).

A total of R$107 million was set aside for provisions in the third quarter of 2004. Approximately 1/3 of this amount was classified under “Taxes” and related to some taxes the company conservatively believes may become due. The remaining 2/3rds of this amount was classified under “Other operating income (“expense”)”and represented provisions related to labor and civil contingencies.

EBIT

EBIT loss was R$43 million in the third quarter of 2004 compared to R$233 million profit in the corresponding 2003 quarter and R$58 million profit in the second quarter of 2004. The decline in EBIT results from lower revenues, increased interconnection costs and the above mentioned provisions. Year-to-date EBIT was R$170 million profit compared with R$436 million in the first nine months of 2003.

Net Income

Exhibit 6 R$ million	3Q03	2Q04	3Q04	% Var YoY	% Var QoQ	9M03	9M04	% Var

Net income/(loss)	15.5	(64.2)	(66.6)	nm	3.8%	154.5	(126.2)	nm
End of period shares outstanding (1000)	332,669,911	331,974,095	332,791,157	0.0%	0.2%	332,669,911	332,791,157	0.0%
Earnings/(losses) per 1000 shares (R$)	0.05	(0.19)	(0.20)	nm	3.5%	0.46	(0.38)	nm

Embratel registered a net loss of R$67 million in the third quarter of 2004 compared to a profit of R$15 million in the third quarter of 2003 and a loss of R$64 million in the previous 2004 quarter.

In the first nine months of 2004 Embratel registered a loss of R$126 million compared to profits of R$155 million in the same period of the previous year.

Debt

Embratel ended the quarter with a total outstanding debt of R$3.6 billion. Debt repayment, net of new debt (all related to the refinancing agreement) was approximately R$455 million. Net debt declined to R$2.8 billion. Short-term debt was R$1.5 billion. Approximately 86.5 percent of short-term debt is either hedged or in Reais (Exhibit 7).

Embratel is in the process of restructuring high cost debt associated with the refinancing program of March 2003 for new, lower-cost debt. The company has been authorized by its Board of Directors to refinance up to US$600 million. Financing options being considered are local commercial paper, syndicated loans, and bilateral facilities.

Exhibit 7	Jun 30, 2004				Sep 30, 2004

Embratel Participações SA	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	1,014.7	80.2%	101,51% CDI	up to 1,0 year	1,269.9	86.5%	111,69% CDI	up to 1,0 year
Unhedged short term debt	250.8	19.8%	US$ + 4,57%	up to 1,0 year	197.6	13.5%	US$ + 4,83%	up to 1,0 year
Total short term debt	1,265.5	30.7%			1,467.6	40.3%

Hedged and reais long term debt	1,102.9	38.6%	97,34% CDI	up to 4,5 years	727.3	33.4%	89,41% CDI	up to 4,3 years
Unhedged long term debt	1,753.1	61.4%	US$ + 8,39%	up to 8,9 years	1,450.2	66.6%	US$ + 8,69%	up to 8,7 years
Total long term debt	2,856.0	69.3%			2,177.6	59.7%

Hedged and reais total debt	2,117.6	51.4%	99,30% CDI	up to 4,5 years	1,997.3	54.8%	103,58% CDI	up to 4,3 years
Unhedged total debt	2,003.9	48.6%	US$ + 7,91%	up to 8,9 years	1,647.9	45.2%	US$ + 8,23%	up to 8,7 years
Total debt	4,121.5	100.0%	US$ + 4,77%	up to 8,9 years	3,645.1	100.0%	US$ + 5,21%	up to 8,7 years

Capex

Total capital expenditures in the quarter were R$120 million. In the first nine months of 2004, capital expenditures were R$414 million. The breakout of this expenditure is as follows: local infrastructure, access and services– 22.5 percent (including PPIs and Vésper); data and Internet services – 26.7 percent; network infrastructure – 4.0 percent, others –21.7 percent and Star One – 25.1 percent.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

(Exhibits: 8 - Quarterly Income Statement, 9 – Nine Months Income Statement, 10 – Quarterly Costs, 11 – Nine Months Costs, 12 - Balance Sheet, 13 - Cash Flow Statement to follow)

Exhibit 8 Embratel Participações SA
Consolidated Income Statement - Corporate Law	Quarter ending						% change

R$ thousands	Sep 30, 2003%		Jun 30, 2004%		Set 30, 2004%		YoY	QoQ

Revenues
Gross revenues	2,359,208		2,387,426		2,338,754		-0.9%	-2.0%
Taxes & other deductions	(564,344)		(580,614)		(563,824)		-0.1%	-2.9%
Net revenues	1,794,864	100.0%	1,806,812	100.0%	1,774,930	100.0%	-1.1%	-1.8%
Net voice revenues	1,270,769	70.8%	1,165,725	64.5%	1,124,250	63.3%	-11.5%	-3.6%
Domestic long distance	1,066,901	59.4%	978,024	54.1%	948,798	53.5%	-11.1%	-3.0%
International long distance	203,868	11.4%	187,701	10.4%	175,452	9.9%	-13.9%	-6.5%
Net data communications	437,343	24.4%	431,948	23.9%	425,022	23.9%	-2.8%	-1.6%
Local services	27,331	1.5%	154,866	8.6%	163,624	9.2%	498.7%	5.7%
Other services	59,421	3.3%	54,273	3.0%	62,034	3.5%	4.4%	14.3%

Net revenues	1,794,864	100.0%	1,806,812	100.0%	1,774,930	100.0%	-1.1%	-1.8%
Cost of services	(953,285)	-53.1%	(1,026,486)	-56.8%	(1,000,664)	-56.4%	5.0%	-2.5%

Interconnection & facilities	(826,391)	-46.0%	(848,056)	-46.9%	(822,282)	-46.3%	-0.5%	-3.0%
Personnel	(52,627)	-2.9%	(63,787)	-3.5%	(61,935)	-3.5%	17.7%	-2.9%
Third-party services	(52,513)	-2.9%	(70,764)	-3.9%	(47,568)	-2.7%	-9.4%	-32.8%
Other	(21,754)	-1.2%	(43,879)	-2.4%	(68,879)	-3.9%	216.6%	57.0%
Selling expenses	(184,341)	-10.3%	(214,879)	-11.9%	(216,365)	-12.2%	17.4%	0.7%

Personnel	(58,242)	-3.2%	(67,511)	-3.7%	(74,740)	-4.2%	28.3%	10.7%
Third-party services	(43,318)	-2.4%	(55,548)	-3.1%	(52,800)	-3.0%	21.9%	-4.9%
Allowance for doubtful accounts	(80,766)	-4.5%	(90,516)	-5.0%	(86,943)	-4.9%	7.6%	-3.9%
Other	(2,015)	-0.1%	(1,304)	-0.1%	(1,882)	-0.1%	-6.6%	44.3%
G&A expenses	(188,867)	-10.5%	(314,963)	-17.4%	(229,090)	-12.9%	21.3%	-27.3%

Personnel & Employee profit sharing	(38,114)	-2.1%	(149,759)	-8.3%	(60,195)	-3.4%	57.9%	-59.8%
Third-party services	(125,841)	-7.0%	(134,881)	-7.5%	(117,798)	-6.6%	-6.4%	-12.7%
Taxes	(13,755)	-0.8%	(19,490)	-1.1%	(49,557)	-2.8%	260.3%	154.3%
Other	(11,157)	-0.6%	(10,833)	-0.6%	(1,540)	-0.1%	-86.2%	-85.8%
Other operating income/(expense)	50,434	2.8%	96,829	5.4%	(87,983)	-5.0%	nm	nm
EBITDA	518,805	28.9%	347,313	19.2%	240,828	13.6%	-53.6%	-30.7%
Depreciation and amortization	(286,070)	-15.9%	(289,479)	-16.0%	(284,247)	-16.0%	-0.6%	-1.8%
Operating income (EBIT)	232,735	13.0%	57,834	3.2%	(43,419)	-2.4%	nm	nm
Financial income, monetary and exchange variation	71,252	4.0%	122,094	6.8%	18,794	1.1%	-73.6%	-84.6%

Financial income	73,140	4.1%	83,052	4.6%	51,988	2.9%	-28.9%	-37.4%
Monetary and exchange variation (income)	(1,888)	-0.1%	39,042	2.2%	(33,194)	-1.9%	1658.2%	nm
Financial expense, monetary and exchange variation	(269,141)	-15.0%	(322,044)	-17.8%	(22,462)	-1.3%	-91.7%	-93.0%

Financial expense	(130,349)	-7.3%	(163,564)	-9.1%	(129,884)	-7.3%	-0.4%	-20.6%
Monetary and exchange variation (expense)	(138,792)	-7.7%	(158,480)	-8.8%	107,422	6.1%	nm	nm
Other non-operating income/(expense)	(4,551)	-0.3%	(3,122)	-0.2%	(5,759)	-0.3%	26.5%	84.5%
Extraordinary non-operating income - ILL	-	0.0%	106,802	5.9%	-	0.0%	nm	-100.0%
Net income/(loss) before tax and minority interest	30,295	1.7%	(38,436)	-2.1%	(52,846)	-3.0%	nm	37.5%

Income tax and social contribution	(6,406)	-0.4%	(18,657)	-1.0%	(4,112)	-0.2%	-35.8%	-78.0%
Minority interest	(8,396)	-0.5%	(7,102)	-0.4%	(9,651)	-0.5%	14.9%	35.9%
Net income/(loss)	15,493	0.9%	(64,195)	-3.6%	(66,609)	-3.8%	nm	3.8%

End of period shares outstanding (1000)	332,669,911		331,974,095		332,791,157
Earnings/(losses) per 1000 shares (R$)	0.05		(0.19)		(0.20)

Exhibit 9 Embratel Participações SA Consolidated Income Statement - Corporate Law	Nine months ending				% change

R$ thousands	Sep 30, 2003%		Sep 30, 2004%		YoY

Revenues
Gross revenues	6,712,929		7,225,937		7.6%
Taxes & other deductions	(1,543,649)		(1,751,545)		13.5%
Net revenues	5,169,280	100.0%	5,474,392	100.0%	5.9%
Net voice revenues	3,602,135	69.7%	3,577,409	65.3%	-0.7%
Domestic long distance	2,957,452	57.2%	3,011,248	55.0%	1.8%
International long distance	644,683	12.5%	566,161	10.3%	-12.2%
Net data communications	1,330,610	25.7%	1,271,976	23.2%	-4.4%
Local services	51,802	1.0%	454,954	8.3%	778.3%
Other services	184,733	3.6%	170,053	3.1%	-7.9%

Net revenues	5,169,280	100.0%	5,474,392	100.0%	5.9%
Cost of services	(2,737,028)	-52.9%	(3,030,776)	-55.4%	10.7%

Interconnection & facilities	(2,364,630)	-45.7%	(2,513,167)	-45.9%	6.3%
Personnel	(157,377)	-3.0%	(185,757)	-3.4%	18.0%
Third-party services	(166,657)	-3.2%	(172,240)	-3.1%	3.3%
Other	(48,364)	-0.9%	(159,612)	-2.9%	230.0%
Selling expenses	(582,411)	-11.3%	(647,399)	-11.8%	11.2%

Personnel	(174,376)	-3.4%	(206,139)	-3.8%	18.2%
Third-party services	(129,905)	-2.5%	(163,939)	-3.0%	26.2%
Allowance for doubtful accounts	(271,272)	-5.2%	(271,360)	-5.0%	0.0%
Other	(6,858)	-0.1%	(5,961)	-0.1%	-13.1%
G&A expenses	(609,263)	-11.8%	(782,572)	-14.3%	28.4%

Personnel & Employee profit sharing	(140,602)	-2.7%	(266,821)	-4.9%	89.8%
Third-party services	(376,746)	-7.3%	(403,109)	-7.4%	7.0%
Taxes	(55,451)	-1.1%	(85,186)	-1.6%	53.6%
Other	(36,464)	-0.7%	(27,456)	-0.5%	-24.7%
Other operating income/(expense)	60,076	1.2%	22,877	0.4%	-61.9%
EBITDA	1,300,654	25.2%	1,036,522	18.9%	-20.3%
Depreciation and amortization	(864,993)	-16.7%	(866,731)	-15.8%	0.2%
Operating income (EBIT)	435,661	8.4%	169,791	3.1%	-61.0%
Financial income, monetary and exchange variation	92,143	1.8%	220,704	4.0%	139.5%

Financial income	182,462	3.5%	210,623	3.8%	15.4%
Monetary and exchange variation (income)	(90,319)	-1.7%	10,081	0.2%	nm
Financial expense, monetary and exchange variation	(86,916)	-1.7%	(546,454)	-10.0%	528.7%

Financial expense	(365,968)	-7.1%	(437,259)	-8.0%	19.5%
Monetary and exchange variation (expense)	279,052	5.4%	(109,195)	-2.0%	nm
Other non-operating income/(expense)	(166,024)	-3.2%	(10,085)	-0.2%	-93.9%
Extraordinary non-operating income - ILL	-	0.0%	106,802	2.0%	nm
Net income/(loss) before tax and minority interest	274,864	5.3%	(59,242)	-1.1%	nm

Income tax and social contribution	(95,088)	-1.8%	(42,220)	-0.8%	-55.6%
Minority interest	(25,237)	-0.5%	(24,734)	-0.5%	-2.0%
Net income/(loss)	154,539	3.0%	(126,196)	-2.3%	nm

End of period shares outstanding (1000)	332,669,911		332,791,157
Earnings/(losses) per 1000 shares (R$)	0.46		(0.38)

Exhibit 10 Embratel Participações SA
Consolidated Income Statement - Corporate Law	Quarter ending						% change

R$ thousands	Sep 30, 2003%		Jun 30, 2004%		Sep 30, 2004%		YoY	QoQ

Revenues
Gross revenues	2,359,208		2,387,426		2,338,754		-0.9%	-2.0%
Taxes & other deductions	(564,344)		(580,614)		(563,824)		-0.1%	-2.9%
Net revenues	1,794,864	100.0%	1,806,812	100.0%	1,774,930	100.0%	-1.1%	-1.8%

Interconnection & facilities	(826,391)	-46.0%	(848,056)	-46.9%	(822,282)	-46.3%	-0.5%	-3.0%
Personnel & Employee profit sharing	(148,983)	-8.3%	(281,057)	-15.6%	(196,870)	-11.1%	32.1%	-30.0%
Third-party services	(221,672)	-12.4%	(261,193)	-14.5%	(218,166)	-12.3%	-1.6%	-16.5%
Allowance for doubtful accounts	(80,766)	-4.5%	(90,516)	-5.0%	(86,943)	-4.9%	7.6%	-3.9%
Taxes	(13,755)	-0.8%	(19,490)	-1.1%	(49,557)	-2.8%	260.3%	154.3%
Other	(34,926)	-1.9%	(56,016)	-3.1%	(72,301)	-4.1%	107.0%	29.1%
Total Operating Costs / Expenses	(1,326,493)	-73.9%	(1,556,328)	-86.1%	(1,446,119)	-81.5%	9.0%	-7.1%
Other operating income/(expense)	50,434	2.8%	96,829	5.4%	(87,983)	-5.0%	nm	nm
EBITDA	518,805	28.9%	347,313	19.2%	240,828	13.6%	-53.6%	-30.7%
Net income/(loss)	15,493	0.9%	(64,195)	-3.6%	(66,609)	-3.8%	nm	3.8%

End of period shares outstanding (1000)	332,669,911		331,974,095		332,791,157
Earnings/(losses) per 1000 shares (R$)	0.05		(0.19)		(0.20)

Exhibit 11 Embratel Participações SA Consolidated Income Statement - Corporate Law	Nine months ending				% change

R$ thousands	Sep 30, 2003%		Sep 30, 2004%		YoY

Revenues
Gross revenues	6,712,929		7,225,937		7.6%
Taxes & other deductions	(1,543,649)		(1,751,545)		13.5%
Net revenues	5,169,280	100.0%	5,474,392	100.0%	5.9%

Interconnection & facilities	(2,364,630)	-45.7%	(2,513,167)	-45.9%	6.3%
Personnel & Employee profit sharing	(472,355)	-9.1%	(658,717)	-12.0%	39.5%
Third-party services	(673,308)	-13.0%	(739,288)	-13.5%	9.8%
Allowance for doubtful accounts	(271,272)	-5.2%	(271,360)	-5.0%	0.0%
Taxes	(55,451)	-1.1%	(85,186)	-1.6%	53.6%
Other	(91,686)	-1.8%	(193,029)	-3.5%	110.5%
Total Operating Costs / Expenses	(3,928,702)	-76.0%	(4,460,747)	-81.5%	13.5%
Other operating income/(expense)	60,076	1.2%	22,877	0.4%	-61.9%
EBITDA	1,300,654	25.2%	1,036,522	18.9%	-20.3%
Net income/(loss)	154,539	3.0%	(126,196)	-2.3%	nm

End of period shares outstanding (1000)	332,669,911		332,791,157
Earnings/(losses) per 1000 shares (R$)	0.46		(0.38)

Exhibit 12
Embratel Participações SA
Consolidated Balance Sheet - Corporate Law
R$ thousands	Sep 30, 2003	Jun 30, 2004	Sep 30, 2004

Assets
Cash and cash equivalents	685,132	968,820	803,740
Account receivables, net	1,546,835	1,691,438	1,567,421
Deferred and recoverable taxes (current)	516,651	888,799	847,640
Other current assets	236,530	287,514	306,784
Current Assets	2,985,148	3,836,571	3,525,585
Deferred and recoverable taxes	1,197,007	919,273	973,405
Legal deposits	348,533	407,846	412,503
Other non-current assets	38,345	42,276	46,667
Noncurrent Assets	1,583,885	1,369,395	1,432,575
Investments	81,564	43,601	40,202
Net property, plant & equipment	7,226,552	6,930,185	6,759,611
Deferred fixed assets	-	99,468	96,630
Permanent Assets	7,308,116	7,073,254	6,896,443
Total Assets	11,877,149	12,279,220	11,854,603

Liabilities and Shareholders`s Equity
Short term debt and current portion of long term debt	1,445,443	1,265,505	1,467,569
Accounts payable and accrued expenses	1,518,537	1,689,567	1,689,634
Taxes and contributions (current)	313,276	445,034	489,363
Dividends and interest on capital payable	19,626	12,336	12,357
Proposed dividends and interest on capital	-	-	-
Personnel, charges and social benefits	110,944	104,991	112,399
Employee profit sharing provision	37,888	51,188	33,330
Provision for contingencies	50,504	86,272	182,770
Actuarial liabilities - Telos (current)	65,390	65,469	69,407
Subsidiaries and associated companies	12,536	4,731	-
Other current liabilities	137,464	153,734	137,772
Current Liabilities	3,711,608	3,878,827	4,194,601
Long term debt	2,531,140	2,855,999	2,177,565
Actuarial liabilities - Telos	323,662	321,053	319,723
Taxes and contributions	53,025	51,934	51,872
Other non-current liabilities	15,813	5,531	5,531
Non-current Liabilities	2,923,640	3,234,517	2,554,691
Deferred Income	113,933	131,368	124,653
Minority interest position	249,404	232,082	241,745
Paid-in capital	2,273,913	2,273,913	2,273,913
Income reserves	1,912,113	2,620,022	2,620,022
Treasury stock	(40,680)	(27,415)	(18,178)
Retained earnings	733,218	(64,094)	(136,844)
Shareholders' Equity	4,878,564	4,802,426	4,738,913
Total Liabilities and Shareholders' Equity	11,877,149	12,279,220	11,854,603

Total borrowed funds	3,976,583	4,121,504	3,645,134
Net debt	3,291,451	3,152,684	2,841,394
Net debt / Shareholder`s Equity	0.67	0.66	0.60

Total Debt / Trailing Ebitda (last 4 quarters)	2.4	2.3	2.4
Net Debt / Trailing Ebitda (last 4 quarters)	2.0	1.8	1.9
Trailing Ebitda / Financial expense (Does not include monetary and exchange variation)	3.5	3.1	2.6
Trailing Ebitda / Net financial expense (including monetary and exchange variation)	nm	2.6	3.1

Exhibit 13
Embratel Participações SA
Consolidated Statement of Cash Flow - Corporate Law
R$ thousands	2Q04	3Q04	9M03	9M04

Cash provided by operating activities
Net income/(loss) - cash flow	(64,195)	(66,609)	154,539	(126,196)
Depreciation/Amortization	289,479	284,247	864,993	866,731
Exchange and Monetary (Gains)/Losses	184,180	(225,873)	(652,389)	(13,925)
Swap Hedge Effects	(38,254)	110,008	361,977	91,937
Minority Interest - cash flow	7,102	9,651	25,237	24,734
Loss/(Gain) on permanent asset disposal	15,240	16,504	46,130	42,280
Goodwill write-off	-	-	101,489	-
Other operating activities	(6,612)	(6,612)	(19,836)	(21,331)
Changes in current and noncurrent assets and liabilities	(163,919)	194,592	(367,147)	(83,106)
Net cash provided by operating activities	223,021	315,908	514,993	781,124

Cash flow form investing activities
Additions to investments/Goodwill	-	-	32	(807)
Additions to property, plant and equipment	(190,747)	(119,732)	(282,797)	(444,267)
Deferred fixed assets - cash flow	-	(64)	119,038	(100,429)
Net cash used in investing activities	(190,747)	(119,796)	(163,727)	(545,503)

Cash flow from financing activities
Loans obtained and repaid	(121,405)	(351,760)	(651,290)	(968,909)
Swap Hedge Settlement	(9,617)	(11,639)	146,142	(68,981)
Dividends Paid	(54)	32	(14,340)	(101,876)
Other financing activities	(8,463)	2,175	(33,637)	(11,611)
Net cash used in financing activities	(139,539)	(361,192)	(553,125)	(1,151,377)

Increase in cash and cash equivalents	(107,265)	(165,080)	(201,859)	(915,756)
Cash and cash equivalents at beginning of period	1,076,085	968,820	886,991	1,719,496

Cash and cash equivalents at end of period	968,820	803,740	685,132	803,740

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2004

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.